QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 1-10366

NOTIFICATION OF LATE FILING

        (Check One): ☒    Form 10-K    ☐ Form 11-K    ☐ Form 20-F    ☐ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:              June 30, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

      For Transition Period Ended:

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:                         .

PART I
REGISTRANT INFORMATION

Full name of registrant: Weida Communications, Inc.
Former name if applicable: Laser Recording Systems, Inc.

Address of principal executive office (Street and number): 515 East Las Olas Boulevard, Suite 1350
City, state and zip code: Fort Lauderdale, Florida 33301

PART II
RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

        Weida Communications, Inc. (the "Company") is seeking the extension due to its inability to complete and include the requisite financial data and audited financial statements necessary to enable it to complete the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2004 in a timely manner without unreasonable effort and expense.

PART IV
OTHER INFORMATION

        (1)    Name and telephone number of person to contact in regard to this notification: Joseph Zumwalt, (954) 527-7750.

        (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒    Yes        ☐    No

        (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒    Yes        ☐    No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        As reported in the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1993, the Company ceased operations, terminated all of its employees on August 16, 1993 and carried out an orderly winding up of its affairs, including transferring all of its existing projects to its customers. Notwithstanding its discontinued operations, the Company filed its required Form 10-K's and Form 10-Q's for all fiscal periods beginning with the fiscal year ended January 31, 1999, including for the fiscal year ended January 31, 2004. As reported in the Company's Current Report on Form 8-K dated June 9, 2004 and filed on June 18, 2004, the Company completed a share exchange with SCL Ventures, Ltd. ("SCL"), a company organized under the laws of the British Virgin Islands. The share exchange transaction between the Company and SCL in June 2004 was accounted for similar to a reverse acquisition in which SCL is the accounting acquirer and the Company is the legal acquirer. As a result of the share exchange transaction (i) the historical financial statements of the Company for periods prior to the date of the transaction are no longer presented and (ii) the historical financial statements for periods prior to the date of the transaction are those of SCL. In addition, the Company changed its fiscal year to a fiscal year of July 1-June 30. Therefore, the results of operations of the Company for and at the six months ended June 30, 2004 will reflect operating expenses of $(1,930,660), net loss of $(1,881,600), total assets of $10,299,708, and total stockholders' equity of $7,754,519.

Weida Communications, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2004	By:	/s/ JOSEPH ZUMWALT Name: Joseph Zumwalt Title: Senior Vice President and Chief Financial Officer

QuickLinks

FORM 12b-25
PART III NARRATIVE
PART IV OTHER INFORMATION